Exhibit 99.1

Bitdeer Announces May 2026 Production and Operations Update

June 18, 2026

Monthly Highlights

●	Bitcoin: Production increased 370% Y/Y to 921 Bitcoin

●	SEALMINERs: Recent launch of SEALMINER DL1 Hydro, designed for Scrypt algorithm mining with Bitdeer’s proprietary ASIC technology with hydro-cooling thermal management system

●	Colocation: Executing on colocation lease agreements is THE top priority for management, with Tydal, Norway site in advanced stages of negotiations

●	AI Cloud: Deployment and production launch of 2 units of NVIDIA GB300 NVL72 clusters, further expanding Bitdeer AI Cloud’s advanced GPU infrastructure

Key Metrics Summary

Global Energy Capacity	Self-Mining Hash Rate[1]	Co-Mining Hash Rate[2]	Self-Mining Rigs	BTC Mined	AI Cloud ARR	Colocation AI Data Center
3.0 GW	70.2 (EH/s)	10.0 (EH/s)	231K	921	~$69M	Tydal, Norway in advanced stages of negotiations

SINGAPORE, June 18, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited operations updates for May 2026.

Management Commentary

“May reflected continued execution across Bitdeer’s AI infrastructure platform. AI Cloud ARR held at approximately $69 million at 90% GPU utilization, with GB300 NVL72 cluster deployment and Nemotron 3 availability reinforcing our enterprise-grade capabilities,” said Michael G. Potter, Chief Financial Officer of Bitdeer. “Tydal, Norway is in advanced stages of negotiations, representing the most visible proof point of our strategy to convert owned power into long-duration contracted revenue across our 3.0 GW global portfolio.” Mr. Potter continued, “Bitcoin production of 921 BTC, up 370% year-over-year, and self-mining hashrate of 70.2 EH/s underscore the complementary strength of our vertically integrated mining platform as we accelerate the AI transition across our sites.”

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Mined 921 Bitcoins[3], an increase of 370% Y/Y; we continue to expect momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~70.2 EH/s. Co-mining hashrate of 10.0 EH/s driven by Co-Mining collaboration, using Bitdeer’s mining rigs operated in 3 rd party datacenters

●	Recent launch of SEALMINER DL1 Hydro, designed for Scrypt algorithm mining with Bitdeer’s proprietary ASIC technology with hydro-cooling thermal management system

Key Crypto Metrics:

Metric	May 2026	April 2026	May 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	70.2	65.5	13.6
Other Proprietary Hash Rate[4]	4.7	5.3	0.1
Hosting[5]	8.2	8.2	13.7
Total Hash Rate under Mgmt.[6] (EH/s)	83.1	79.0	27.4

Co-Mining (Operated in 3rd party datacenters)	10.0	8.4	-

Mining Rig Metrics:
Self-Mining	231,000	218,000	103,000
Hosted	46,000	46,000	86,000
Total Mining Rigs under Mgmt.	277,000	264,000	189,000

Co-Mining	39,000	33,000	-

BTC Mined[3]	921	783	196
BTC Held[7]	171	73	1,351

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer is in advanced stages of negotiations with a potential colocation tenant for Tydal, Norway and remains in active dialogue in Ohio, Texas and various other sites.

AI Cloud Key Metrics:

Metric	May 2026	April 2026
GPU Amount Deployed	4,248	4,184
GPU Types	H100, H200, B200, GB200, GB300	H100, H200, B200, GB200
Utilization Rate[8]	90%	92%
GPUs Under External Subscription	3,305	3,323
ARR[9]	~$69M	~$69M

●	GB300 Deployment and Launch: Successfully completed the deployment and production launch of 2 units of NVIDIA GB300 NVL72 clusters, further expanding Bitdeer AI Cloud’s advanced GPU infrastructure and enabling support for next-generation AI training and inference workloads at scale.

●	Deployed NVIDIA Nemotron 3 Nano Omni on Day 0 of its launch onto the Bitdeer AI Model Studio via a streamlined, serverless inference API. This significantly expands enterprise model optionality, accelerating the transition from experimentation to production-ready workflows.

●	Participated in the Oslo Tech Show 2026 in Norway, strategically expanding our European footprint. Delivered a keynote address highlighting next-generation data centers and resilient networks designed to support large-scale AI infrastructure.

Infrastructure Summary:

Site		(MW) Capacity	Energization Timing[10]	Planned Usage	Construction Update
Online Electrical Capacity:

1)	Rockdale, TX	563	Online	Crypto to Colocation / AI Cloud	In active evaluation of AI transition

2)	Knoxville, TN – phase 1	37	Q4 ‘26	Crypto to AI Cloud	Phase 1 AI data center conversion design work initiated, targeting to complete by Q4 ‘26.
3)	Knoxville, TN – phase 2	49	Q1 ‘27

4)	Wenatchee, WA	13	Q4 ‘26	Crypto to AI Cloud	AI data center design documents and building permit application submitted for approval. Core equipment is being delivered in succession; we plan to begin with a GB300 cluster. Dismantling of the crypto mining datacenter started in March 2026. Completion targeted Q4 ’26.

5)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud

6)	Tydal, Norway – phase 1	50	Q4 ‘26	Crypto to Colocation	Planning and design continue to advance. Orders for critical long-lead equipment have been placed on an ongoing basis. Engaged Data Center Installations AS as Bitdeer’s design and construction partner for Tydal AI datacenter conversion.

7)	Tydal, Norway – phase 2	175	Q4 ‘26

8)	Gedu, Bhutan	100	Online	Crypto

9)	Jigmeling, Bhutan	500	Online	Crypto

10)	Oromia Region, Ethiopia	50	Online	Crypto	Construction of the 50 MW site has been completed and energized, with ongoing energization in phases driven by SEALMINER deliveries.

11)	Massillon, OH	174	Online	Crypto

12)	Cyberjaya, Malaysia[11]	2	Online	AI Cloud

Online Electrical Subtotal:		1,797

Pipeline Electrical Capacity:

1)	Massilon, OH	21 / 26	Q3 ‘26	Crypto	Due to delivery delays for key electrical components, 21 MW is expected to be energized in phases during Q3 ’26. Reconstruction of the two fire-damaged buildings (26MW) is currently underway and expected to be rebuilt and energized by the end of Q3’ 26. A significant portion of the reconstruction cost has now been successfully recovered through the supplier’s insurance coverage.

2)	Clarington, OH	570	To be updated	Colocation / Crypto	570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC., which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.

3)	Niles, OH	300	Q4 ‘28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4 ’28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company.

4)	Rockdale, TX	179	2026	Colocation / AI Cloud	In Planning

5)	Fox Creek, Alberta, Canada	101	Q2 ‘27	Crypto	101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Assessing current design potential to accommodate future AIDC requirements. We were pleased to host a successful groundbreaking ceremony on June 1st, 2026, joined by Minister Dale Nally, Minister Todd Loewen, the Reeve of the MD of Greenview, and the Mayor of Fox Creek.

6)	Cyberjaya, Malaysia[11]	9.5	Q4 ‘26	AI Cloud	In Progress

Pipeline Electrical Subtotal:		1,206.5

Total Global Electrical Capacity:		3,003.5

Upcoming Conferences and Events

●	June 18, 2026: Roth London Conference

●	June 23, 2026: Northland Capital Markets Growth Conference - Virtual

Footnotes

[1]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters

[2]	Co-mining (Operated in 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in third-party datacenters

[3]	Includes BTC from self-mining operations and BTC from co-mining operations.

[4]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.

[5]	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

[6]	Total hash rate under management as of May 30, 2026, across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

7	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

[8]	Utilization Rate as of the last day of the respective month is calculated as the total number of GPUs under internal and external orders divided by the total number of deployed GPUs.

[9]	ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period.

[10]	Indicative timing for completion of power. All timing references are to calendar quarters and years.

[11]	Capacity under lease arrangement.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

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